September 13, 2018

Salvatore Faia

President

The RBB Fund, Inc.

615 E. Michigan Street

Milwaukee, WI 53202

Re: The RBB Fund, Inc. – Matson Money, Inc., Matson Money U.S. Equity VI Portfolio, Matson Money International Equity VI Portfolio and Matson Money Fixed Income VI Portfolio (the “Portfolios”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Matson Money, Inc. (the “Adviser”) agrees that in order to maintain the established expense ratios of the Portfolios of The RBB Fund, Inc., the Adviser shall, until further notice, but in no event terminating before December 31, 2019, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which each Portfolio’s total annual fund operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total annual fund operating expense ratio (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) of 1.13% of the average daily net assets with respect to the Matson Money U.S. Equity VI Portfolio, 1.35% of the average daily net assets with respect to the Matson Money International Equity VI Portfolio and 1.00% of the average daily net assets with respect to the Matson Money Fixed Income VI Portfolio.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Portfolio expenses at any time in the future.

MATSON MONEY, INC.

		By:	/s/ Sean Babin
		Name:	Sean Babin
		Title:	Portfolio Manager

Your signature below acknowledges acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.